Exhibit 99.1

PSYENCE BIOMEDICAL LTD. NASDAQ: PBM

FOR IMMEDIATE RELEASE

Psyence BioMed Establishes Texas Ibogaine Research Corporation to Advance U.S. Ibogaine Development

Texas-based company is designed to coordinate U.S. development, pharmaceutical-grade supply and potential clinical sponsorship activities through a dedicated Psyence BioMed entity

HIGHLIGHTS

●	Texas-based company established as dedicated U.S. vehicle for regulated ibogaine development

●	Positioned to hold U.S. rights to PsyLabs’ pharmaceutical-grade ibogaine, subject to completion of definitive licensing arrangements

●	Designed to coordinate supply, manufacturing, regulatory and potential clinical development activities through a single U.S. entity with U.S.-based partners

NEW YORK, September 14, 2026 (GLOBE NEWSWIRE) — Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company developing nature-derived neuroplastogen therapeutics, today announced the formation of Texas Ibogaine Research Corporation (“TIRC”), a Texas-based company established to coordinate the Company’s U.S. ibogaine development activities, including pharmaceutical-grade supply, regulatory engagement and potential clinical development.

TIRC has been established as the Company’s dedicated U.S. vehicle for the regulated development of ibogaine. Subject to completion of definitive licensing arrangements, TIRC is positioned to hold U.S. rights to pharmaceutical-grade ibogaine developed by PsyLabs, a neuroplastogen active pharmaceutical ingredient development company in which Psyence BioMed holds an ownership interest.

The Company intends for TIRC to coordinate the applicable rights, manufacturing arrangements, regulatory documentation and any future investigational new drug application within a single U.S. entity financed by Psyence BioMed. TIRC is also intended to serve as the Company’s counterparty of record in engagements with federal agencies, state programs and potential clinical partners in the United States.

Jody Aufrichtig, Chief Executive Officer of Psyence BioMed, will also serve as Chief Executive Officer of TIRC. Dr. John Thorne has been appointed project lead. Psyence BioMed expects to provide technical, legal, administrative and financial support through existing internal resources, with corporate oversight that includes Chief Financial Officer Warwick Corden-Lloyd and the Company’s in-house legal function.

“The United States is creating new momentum around rigorous, regulated ibogaine research. We established TIRC in Texas to contribute to that effort by bringing the rights, pharmaceutical-grade supply and development strategy together within a dedicated U.S. company advancing this research for U.S. patients.”

— Jody Aufrichtig, Chief Executive Officer, Psyence BioMed and Texas Ibogaine Research Corporation

“TIRC gives us a focused structure through which to coordinate the material, regulatory documentation, manufacturing pathway and clinical development plan. This positions us to engage efficiently with government agencies and potential research partners as opportunities advance.”

— Dr. John Thorne, Project Lead, Texas Ibogaine Research Corporation

The formation of TIRC follows a series of U.S. policy and research developments involving neuroplastogens, including ibogaine. These include the Executive Order signed on April 18, 2026, directing federal agencies to accelerate relevant research; the coordinated federal implementation announced in July 2026; and the subsequent provision to the U.S. Department of Health and Human Services of the University of Miami’s original 1994 ibogaine investigational new drug application.

Psyence BioMed intends to provide further updates as TIRC advances its licensing, manufacturing, regulatory and potential clinical development activities. Expected next steps include completing definitive licensing arrangements, progressing regulatory engagement and developing the manufacturing and clinical plans required to support a potential U.S. development program. These activities remain subject to applicable laws, regulatory requirements and the availability of appropriate development pathways.

ABOUT PSYENCE BIOMED

Psyence Biomedical Ltd. (Nasdaq: PBM) is a life sciences biotechnology company developing nature-derived neuroplastogen therapeutics. Through its multi-asset development platform and supply capabilities, the Company is advancing pharmaceutical-grade psilocybin- and ibogaine-based development programs using an evidence-based approach. Psyence BioMed is focused on addressing unmet needs in mental health and substance-use disorders through the development of safe, effective and regulator-approved treatments. Its U.S. subsidiary, Texas Ibogaine Research Corporation, is headquartered in Texas.

ABOUT PSYLABS

PsyLabs is an international neuroplastogen active pharmaceutical ingredient development company federally licensed in its operating jurisdiction to cultivate, extract and export psilocybin mushrooms and other neuroplastogen compounds, including psilocybin, psilocin, mescaline, ibogaine and dimethyltryptamine, to lawful medical and research markets. PsyLabs operates from an ISO 22000 and GMP-compliant facility, with a focus on natural compound purification, regulatory support and global distribution. www.psylabs.life

CONTACTS

Psyence Biomedical Ltd. · ir@psyencebiomed.com · media@psyencebiomed.com · info@psyencebiomed.com · +1 416-477-1708

Investor contact: Michael Kydd, Investor Relations Advisor — michael@psyencebiomed.com

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. These include statements regarding the intended role, financing and activities of TIRC; the execution, scope and duration of definitive licensing arrangements with PsyLabs; TIRC’s expected ownership of U.S. rights to pharmaceutical-grade ibogaine; the Company’s ability to obtain and maintain required registrations, permits, quotas and licenses; its ability to participate in federal or state ibogaine programs; and its expected role in future research, development and commercialization activities relating to ibogaine. Forward-looking statements may be identified by words such as “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates” and similar expressions.

These statements are based on assumptions regarding government policy, continued interest in regulated neuroplastogen research, the availability of lawful development pathways, and the Company’s ability to maintain licenses, permits, supply arrangements and third-party relationships. These assumptions may prove incorrect. Risks and uncertainties that could cause actual results to differ materially include the possibility that the contemplated licensing or corporate arrangements are not completed on the terms or timetable expected; changes in law, regulation or enforcement priorities in the United States, Southern Africa or elsewhere; the continuing status of ibogaine as a controlled substance; clinical, regulatory and approval risks; competition and market adoption risks; financing risks; and the Company’s ability to maintain compliance with Nasdaq continued listing standards. This list is not exhaustive. These risks should be considered together with the risk factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update such statements.

The Company makes no medical, treatment or health-benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada and other regulatory authorities have not approved ibogaine or the Company’s other neuroplastogen compounds for therapeutic use, and their safety and efficacy have not been established through authorized clinical research. Rigorous scientific research and clinical trials are required. References to “GMP-compliant” mean production in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards and do not, by themselves, represent formal certification or approval by any regulatory authority unless expressly stated.

Learn more about the company at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com